August 28, 2013

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Clutterbug Move Management, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 26, 2013
File: 333-187248

Ladies and Gentlemen:

By letter dated July 5, 2013 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Clutterbug Move Management, Inc. (the “Company”) with its comments to the amended registration statement on Form S-1 filed on June 26, 2013. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

General

Staff Comment

1. We have considered your response to comment 1 from our letter dated April 10, 2013 and are unable to agree.  We believe that nature of the offering is an indirect primary offering by the company through the selling shareholders to facilitate the creation of a public market in your shares.  We note in particular that the selling shareholders are offering a significant amount of the company’s outstanding securities not held by affiliates, the nominal proceeds received by the company from the selling shareholders, the short holding period and your reason for distributing these shares through these individuals in order to facilitate the creation of a public market in the company’s securities.  Since the selling shareholders are considered underwriters selling on behalf of the company, Rule 415(a)(1)(ii) is not available for the transaction.  Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not. As a result, the offering price of the shares being sold must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters.  Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

Company Response

We have revised our disclosure on the cover page, prospectus summary and plan of distribution to state that our selling shareholders are underwriters and, as a result, the offering price of the shares being sold must be sold at a fixed price of $0.02 per share.

Staff Comment

2. We have considered your response to comment 2 from our letter dated April 10, 2013 and are unable to agree.  We believe that because (i) you have engaged in nominal business and customer operations since inception on December 29, 2010; (ii) you have generated limited revenue for each reporting period since inception; and (iii) your total assets comprise of almost exclusively a nominal amount of cash, you are a shell company as defined in Rule 405 of Regulation C.  See SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies.  This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Please revise to prominently disclose your shell company status under the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

Company Response

We have revised our disclosures on the cover page, prospectus summary and risk factors to state that we are a shell company pursuant to Rule 12b-2 of the Exchange Act and, as such, are not eligible to rely on Rule 144 for the resale of our securities unless and until all the conditions of Rule 144(i) are met.

Staff Comment

3. Please revise to disclose that the common stock being registered for resale will not be eligible for resale under Rule 144 of the Securities Act of 1933 until the conditions of Rule 144(i) are met.

Company Response

Consistent with our response to comment 2 above, in the selling security holder table, prospectus, and risk factors, we have revised our disclosure to state that our common stock being registered for resale will not be eligible for resale under Rule 144 of the Securities Act of 1933 until the conditions of Rule 144(i) are met.

Prospectus Summary, page 1

Staff Comment

4. We note your response to comment 6 from our letter dated April 10, 2013. Please revise or substantiate your statement regarding your intent to increase marketing at approximately $750 per month to expand operations over the next 12 months.  For example, at this rate, marketing expenses would equal $9,000 this year, an amount nearly equal to your total revenue since inception.  Since the company has only $3,008 cash as of May 31, 2013, and performed only three engagements in the past six months and one engagement in the most recent three months, please revise to clarify that you must obtain additional funding before implementing your intended marketing and expansion plan. Moreover, briefly describe how you intend to obtain funding and disclose the risks with failing to do so.

Company Response

We have revised our disclosure and clarified that we must obtain additional funding before implementing our intended marketing and expansion plan.  We have revised to describe how we intend to obtain this funding and the risks with failing to do so.

Staff Comment

5. Please revise the subheading on page 1 titled “Risk Factors.” We note the subsequent discussion regarding your reasoning for becoming a public reporting company should be considered in conjunction with the risk factors beginning on page 5, the company’s financial statements, and your overall disclosure.  Please clarify this section with a descriptive subheading.

Company Response

We have revised the subheading on page 1 titled “Risk Factors” to better clarify this section with a descriptive heading.

Risk Factors, page 5

We are still developing our business and operate in a specific market which may have adverse effect on our results of operations, page 5

Staff Comment

6. Please revise to include a separate risk factor identifying and explaining the company’s reliance on Ms. Young for financing to support continued operations and her financial ability to do so. We note several statements throughout the prospectus summary, risk factors, and management’s discussion and analysis that indicate the company must rely on non-binding related party financing with Ms. Young in order to fund continuing operations.

Company Response

We have revised to include a separate risk factor identifying and explaining the company’s reliance on Ms. Young for financing to support continued operations and her financial ability to do so.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 11

Plan of Operation, page 11

Staff Comment

7. Please tell us and disclose the source(s) of funds to pay for operating expenses over the next twelve months as well as the public company registration process. We note the company has continued to incur operating losses of $22,548 for the six months ended May 31, 2012, has only $3,008 of cash on hand, and is proposing to spend $750 per month in its marketing plan to grow your business.  It is unclear how the company would fund these costs beyond a short period of time without a cash infusion from either its founder or other investors.

Company Response

In accordance with this comment, we have disclosed the intended source of funds to pay for operating expenses over the next twelve months as well as the public company registration process.

Revenue, page 12

Staff Comment

8. Please revise to explain how you operate in conjunction with care facilities. For example, describe specifically what it means to enter a strategic agreement or receive a referral from a care facility. If true, please explain that a referral occurs when a care facility facilitates the arrangement of your services to assist the relocation of an individual transitioning into an elderly or nursing home. We note disclosure on page 18 provides a useful description of your business model.

Company Response

We have revised our disclosure to explain how we operate in conjunction with care facilities and described what it means to receive a referral from a care facility.

Results of Operations, page 13

Staff Comment

9. Please disclose the number of client engagements that generated revenues in each period.

Company Response

We have disclosed the number of client engagements that generated revenues in each period.

Revenues, page 13

Staff Comment

10. We note your reported revenue for the six months ended May 31, 2013, was primarily attributable to decrease from referrals from a care facility.  As required by Item 303(a)(3)(ii) of Regulation S-K, describe any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenue from your operations.  For example, provide a narrative discussion rather than simply restating financial figures to explain why the company lost business with a care facility during this period.

Company Response

We have described any known trends or uncertainties that we reasonably expect will have a material favorable or unfavorable impact on net sales or revenue from our operations. We have provided a narrative discussion to explain why the Company lost business with a care facility during the period.

Staff Comment

11. We note your disclosure on page 12 regarding the use of the proceeds from your private placement. Please disclose the costs of registering the shares issued in the private placement exceed the proceeds you received, and provide quantified disclosure to provide context.

Company Response

We have disclosed that the costs of registering the shares issued in the private placement exceed the proceeds we received and provided quantified disclosure to provide context.

Marketing Expenses, page 14

Staff Comment

12. We note your response to comment 19. Please revise to discuss your marketing expenses within “Operating Expenses” and revise the amounts of the period-to-period changes in total operating expenses accordingly.

Company Response

We have revised to discuss our marketing expenses within “Operating Expenses” and revised the amounts of the period-to-period changes in total operating expenses accordingly.

Our Business, page 18

Competition, page 20

Staff Comment

13. Please describe your environmental friendly steps and how these will provide a competitive advantage in attracting clients.

Company response

We have revised our disclosure to describe our environmental friendly steps and how we believe they may provide a competitive advantage in attracting clients.

Additional Information, page 30

Staff Comment

14. Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission’s proxy, tender offer, and short swing insider trading rules of Section 12 registrants.

Company Response

At this time, we do not intend to register our common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. We have made the necessary disclosures in accordance with this comment.

Financial Statements for the Years Ended November 30, 2011 and 2012

Note 4. Stockholder’s Equity, page F-12

Staff Comment

15. We note your response to comment 30. Based on your response, it appears that the fair value assigned to the common stock issued should be based on the fair value of the services provided by your founder or the fair value of your common stock on February 1, 2012($0.0024). Please tell us and disclose the nature of the services and how you determined the fair value of such services. It does not appear that the fair value of the services provide by your founded is the par value of your common stock. We note your disclosures in Note 1, Share-Based Payments, on page F-8.

Company Response

In response to your comment, we have revised the valuation of the shares issued to our founder for services to the fair value of the common stock on February 1, 2012 ($.0024). The services rendered were of a general and administrative type related to the company’s start up activities.

Exhibits, page 35

Exhibit 5.1 Opinion of Naccarato & Associates

Staff Comment

16. Please have counsel revise its opinion to opine on the legality of the shares being registered for resale by the selling shareholders. Note this registration statement registers the resale of shares that are already outstanding and issued. The legality opinion should recognize that these securities are already outstanding and fully paid. Therefore, please revise paragraph four to clearly state the shares to be sold are validly issued, fully paid and non-assessable. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb18.htm.

Company Response

The legal opinion has been revised to recognize that this registration statement registers the resale of shares that are already outstanding and issued. We have revised paragraph four to clearly state the shares to be sold are validly issued, fully paid and non-assessable.

Signatures, page 38

Staff Comment

17. Please revise to include the principal financial officer designation in addition to your principal executive officer and principal accounting officer designations. See Instruction 1 to “Signatures” on Form S-1.

Company Response

We have revised to include the principal financial officer designation in addition to our principal executive officer and principal accounting officer designations.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company with any questions you may have.

Very truly yours,

CLUTTERBUG MOVE MANAGEMENT, INC.

By: /s/ VICTORIA YOUNG

Victoria Young
Chief Executive Officer